EXHIBIT G



SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____; 70-______)


     JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L"), METROPOLITAN EDISON COMPANY ("Met-Ed") and PENNSYLVANIA ELECTRIC COMPANY ("Penelec"), each of 2800 Pottsville Pike, Reading, Pennsylvania 19605 and an electric utility subsidiary of GPU, Inc., a registered holding company ("GPU"), has filed a Declaration pursuant to Sections 6(a), 7 and 12 of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 45, 53 and 54 thereunder.

     JCP&L, Met-Ed and Penelec maintain insurance policies that provide coverage for workers compensation claims, as required by state law. The policies also provide liability insurance coverage for employee claims made directly against the Operating Companies. Prior to 1993, in the case of Met-Ed and Penelec, and 1994, in the case of JCP&L, the policies required the insurance company to pay all claims without a deductible and to pay all expenses and costs, including legal fees, incurred in connection with the investigation, defense or settlement of claims.

     In order to reduce premium costs, commencing in 1993 for Met-Ed and Penelec and in 1994 for JCP&L, the Operating Companies modified the policies to provide for the payment of a deductible for each claim, up to a specified maximum amount for all claims in the calendar year, and to pay the expenses attributable to all claims. While the insurance company continues to administer and pay all claims and expenses as they arise, the Operating Companies reimburse the insurance company for the amount of each claim paid up to the deductible and all expenses paid in such month.

     The insurance companies required, as a condition to permitting the policies to be modified to provide for the payment of the deductible, that the Operating Companies deliver an irrevocable bank letter of credit ("L/C") as security for the Operating Company's obligation to pay the deductible. Accordingly, by Order dated April 14, 1993 (HCAR No. 35-25793) ("1993 Order"), Met-Ed and Penelec were authorized, among other things, to enter into L/C reimbursement agreements with banks and to deliver to their insurance company irrevocable bank L/Cs from time to time through December 31, 1998. The aggregate face amount of the L/Cs delivered by Met-Ed and Penelec would not exceed $20 million, provided that the L/Cs delivered on behalf of Met-Ed or Penelec individually



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would not exceed $15 million.  In addition, by Order dated March
15, 1994 (HCAR No. 35-26003) ("1994 Order"), JCP&L was authorized, among other things, to enter into L/C reimbursement agreements with banks and to deliver to its insurance company irrevocable bank L/Cs in an aggregate face amount of up to $15 million from time to time through December 31, 1998.


     The Operating Companies now propose to extend to December 31, 2006 the period during which they may enter into L/C reimbursement agreements from time to time and deliver the related L/Cs to their insurance companies. Each such L/C would have a term not exceeding three years. Drawings on the L/C would bear interest at not more than 5% above the issuing bank's prime rate as in effect from time to time. In addition, as stated in the prior orders, the aggregate face amount of L/Cs which may be outstanding at any time for each Operating Company will not exceed $15 million, provided that the aggregate face amount of L/Cs delivered by Met-Ed and Penelec would not exceed $20 million in the aggregate.

     The 1993 Order stated that no Operating Company would be liable for draws on an L/C delivered by another Operating Company. The Operating Companies now anticipate, however, that it might be more efficient to obtain two insurance policies to provide coverage for their employees (instead of three as is currently the case). One such insurance policy would provide coverage for all of their employees based in Pennsylvania, and a second policy would provide coverage for all of their employees based in New Jersey. The Pennsylvania and New Jersey policies would also cover the Pennsylvania and New Jersey employees, respectively, of GPU Service, Inc., GPU Nuclear, Inc., and GPU Generation, Inc., which are subsidiary service companies of GPU. If the policies are obtained in this manner, it is anticipated that JCP&L would enter into the L/C reimbursement agreement for the New Jersey policy, and Penelec and/or Met-Ed would enter into the L/C reimbursement agreement for the Pennsylvania policy. However, regardless of which Operating Company is obligated on the L/C reimbursement agreement, the fees of each L/C and any draws thereon would be allocated among the Operating Companies and such service companies on whose behalf the L/C was issued based on loss exposure (determined generally by payroll) in the applicable state.

     The Applicants submit that all of the criteria of Rules 53 and 54 under the Act with respect to the proposed transactions are satisfied.

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     The Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by __________, 1996, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the address above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Declaration, as it may be amended, may be permitted to become effective.

                              Jonathan G. Katz
                              Secretary






















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